Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Halliburton Company

Subject Company: Baker Hughes Incorporated

Commission File No.: 001-09397

The following is a quarterly update presentation for Halliburton Company.

Quarter Update: Fourth Quarter 2015 Investor Relations Contacts: Kelly Youngblood, Vice President Scott Danby, Manager 281-871-2688 or investors@halliburton.com NYSE Stock Symbol: HAL Common Dividend: $0.18 in Fourth Quarter 2015 Shares Outstanding: 858 Million as of 1/29/2016 www.halliburton.com

Safe Harbor The statements in this presentation that are not historical statements, including statements regarding future financial performance and the pending Baker Hughes transaction, are forward-looking statements within the meaning of the federal securities laws. These statements are subject to numerous risks and uncertainties, many of which are beyond the company's control, which could cause actual results to differ materially from the results expressed or implied by the statements. These risks and uncertainties include, but are not limited to: with respect to the Baker Hughes acquisition, the timing to consummate the proposed transaction; the terms, timing and completion of divestitures undertaken to obtain required regulatory approvals; the conditions to closing of the proposed transaction may not be satisfied or the closing of the proposed transaction otherwise does not occur; the risk a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Halliburton and Baker Hughes and the ultimate outcome of Halliburton’s operating efficiencies applied to Baker Hughes’ products and services; the effects of the business combination of Halliburton and Baker Hughes, including the combined company’s future financial condition, results of operations, strategy and plans; expected synergies and other benefits from the proposed transaction and the ability of Halliburton to realize such synergies and other benefits; with respect to the Macondo well incident, final court approval of, and the satisfaction of the conditions in, Halliburton's September 2014 settlement, including the results of any appeals of rulings in the multi-district litigation; indemnification and insurance matters; with respect to repurchases of Halliburton common stock, the continuation or suspension of the repurchase program, the amount, the timing and the trading prices of Halliburton common stock, and the availability and alternative uses of cash; changes in the demand for or price of oil and/or natural gas can be significantly impacted by weakness in the worldwide economy; consequences of audits and investigations by domestic and foreign government agencies and legislative bodies and related publicity and potential adverse proceedings by such agencies; protection of intellectual property rights and against cyber attacks; compliance with environmental laws; changes in government regulations and regulatory requirements, particularly those related to offshore oil and natural gas exploration, radioactive sources, explosives, chemicals, hydraulic fracturing services, and climate-related initiatives; compliance with laws related to income taxes and assumptions regarding the generation of future taxable income; risks of international operations, including risks relating to unsettled political conditions, war, the effects of terrorism, foreign exchange rates and controls, international trade and regulatory controls, and doing business with national oil companies; weather-related issues, including the effects of hurricanes and tropical storms; changes in capital spending by customers; delays or failures by customers to make payments owed to us; execution of long-term, fixed-price contracts; structural changes in the oil and natural gas industry; maintaining a highly skilled workforce; availability and cost of raw materials; and integration and success of acquired businesses and operations of joint ventures. Halliburton's Form 10-K for the year ended December 31, 2015, recent Current Reports on Form 8-K, and other Securities and Exchange Commission filings discuss some of the important risk factors identified that may affect Halliburton's business, results of operations, and financial condition. Halliburton undertakes no obligation to revise or update publicly any forward-looking statements for any reason.

Safe Harbor This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between Halliburton and Baker Hughes. In connection with this proposed business combination, Halliburton has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, including Amendments No. 1 and 2 thereto, and a definitive joint proxy statement/prospectus of Halliburton and Baker Hughes and other documents related to the proposed transaction. The registration statement was declared effective by the SEC on February 17, 2015 and the definitive proxy statement/prospectus has been mailed to stockholders of Halliburton and Baker Hughes. INVESTORS AND SECURITY HOLDERS OF HALLIBURTON AND BAKER HUGHES ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, REGISTRATION STATEMENT AND OTHER DOCUMENTS FILED OR THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Halliburton and/or Baker Hughes through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Halliburton are available free of charge on Halliburton’s internet website at http://www.halliburton.com or by contacting Halliburton’s Investor Relations Department by email at investors@Halliburton.com or by phone at +1-281-871-2688. Copies of the documents filed with the SEC by Baker Hughes are available free of charge on Baker Hughes’ internet website at http://www.bakerhughes.com or by contacting Baker Hughes’ Investor Relations Department by email at alondra.oteyza@bakerhughes.com or by phone at +1-713-439-8822. Halliburton, Baker Hughes, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Halliburton is set forth in its Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 5, 2016, and its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 7, 2015. Information about the directors and executive officers of Baker Hughes is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 26, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 27, 2015, and its Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, which was filed with the SEC on October 21, 2015. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the proxy statement/prospectus and other relevant materials filed with the SEC. Participants in Solicitation Additional information

Agenda Company Overview Market Outlook Acquisition Update Strategic Markets Deep Water Unconventionals Mature Fields Financials

Drilling and Evaluation Completion and Production Service Offerings Consulting & Project Management Drill Bits &Services Baroid Landmark Testing & Subsea Wireline & Perforating Sperry Drilling Cementing Completion Tools Artificial Lift Production Enhancement Production Solutions Multi-Chem

Halliburton Global Franchise



TC
H

- North America
- Middle East/Asia Pacific
- Europe/Africa/CIS
- Latin America

- Halliburton Locations
- Halliburton Headquarters
- Halliburton Research Centers

Founded
1919

Employees
65,000*
140 Nationalities

Operational Countries
80

Research Centers
15

Corporate Headquarters
Houston
Dubai

**approximate estimate*

© 2016 Halliburton. All rights reserved.
6
HALLIBURTON

Source: Baker Hughes U.S. Rig Count – through 2/5/16 Comparing North America Cycles Index of the U.S. Rig Count During Last Three Major Cycles

North American Operational Efficiencies Administration/ Organizational Efficiencies R&D Optimization Real Estate Corporate …with Nearly $2 Billion of Annual Cost Synergies A Compelling Strategic Combination… International Operational Efficiencies Deal updates Halliburton and Baker Hughes Creating a Leading Oilfield Services Company Accelerates Halliburton Strategy in Unconventionals, Deep Water and Mature Fields Combined company well-positioned for continued superior growth, margins and returns Accretive to cash flow by end of year one after close; accretive to earnings per share by end of year two after close Sales process for planned divestitures continues. The review by the European Commission (EC) entered into Phase II, and Halliburton and the EC reached an agreement to extend the review by 20 working days. Halliburton believes the extension will facilitate the EC’s review of a remedies package, which will be formally offered by the company in the near future in order to address the EC’s concerns. Reviews in other jurisdictions continue.

We execute through collaboration, innovation, and process excellence to create value for our customers. LOWEST COST PER BOE Surface Efficiency Customized Chemistry Subsurface Insight LOWEST COST PER FOOT RESERVOIR DELIVERY Reduced Uncertainty Increased Reliability INCREMENTAL BARRELS AND MAXIMUM RECOVERY Immediate Impact Interventions Optimized Reservoir Management New Pay Zones Strategic Market Focus Deep Water Unconventionals Mature Fields

Deepwater Opportunity Source: Quest Offshore, Wood Mackenzie, IHS Upstream Competition and NOC Strategy Services Exploration Activity Development Activity Exploration Success Rate (Right-Axis) Deep water represents… 11% of current global production 66% of discoveries, by volume, in the last five years

Deep Water – Delivering the Safest, Lowest Cost Per Foot Drilled

Reducing Uncertainty



RezConnect™ Well Testing System

Industry's First Fully Acoustically Controlled Testing System

- Acoustic activation of testing tools, with verification
- Receive and analyze well-test data in real time



GeoTap® IDS Sensor

Collects and Identifies Fluid Samples During Drilling Operations

- Improved sample integrity
- Collect multiple samples within hours, not days

Increasing Reliability



DrillingXpert™ Software

Consolidates Real-Time Monitoring and Drilling Modeling into Single Platform

- Improved planning capabilities
- Increased drilling efficiency
- Real-time optimization



Enhanced Single-Trip Multi-Zone FracPac™ System

ESTMZ™ System Helps Reduce Completion Cost in Multiple-Zone Completions

- Simultaneous perforations
- High-volume fracturing
- Reduces costly rig time

© 2016 Halliburton. All rights reserved.

11

HALLIBURTON

Unconventionals – Global Opportunity Source: EIA, “Technically Recoverable Shale Oil and Shale Gas Resources,” June 2013 Shale Oil – Technically Recoverable Resources (billion barrels) Shale Gas – Technically Recoverable Resources (trillion cubic feet) Unconventional Challenges Geology Infrastructure Regulatory Environment Economic Viability Coalbed Methane Basins Shale Gas Basins Tight Gas Basins

Unconventionals – Surface Efficiency


FRAC
OF THE
FUTURE™

20% LESS CAPITAL

35% LESS PERSONNEL

40% LESS COMPLETION TIME

SandCastle® Vertical Storage Bins	Q10™ Pump	Sand Logistics Command Center	Mobile Technologies
	 HALLIBURTON Powered by American Natural Gas		
Reduces footprint at wellsite, significantly lowers operational and capital costs	Significantly lowers downtime and maintenance costs	Allows procurement and logistics specialists to monitor sand supply and deliveries in real time	Streamlines wellsite processes and increases back-office efficiencies

© 2016 Halliburton. All rights reserved.

13

HALLIBURTON

Unconventionals – Custom Chemistry

MicroScout[SM] Service

Enhances conductivity and production by placing fine particulates into secondary micro-fractures too small to be propped by conventional frac sand.



MicroScout particles magnified 200x



Conventional Chemistry
OilPerm™ FMM enables deeper fluid movement

RockPerm™ Analysis

A laboratory testing process to select the optimum additives for a stimulation treatment. OilPerm Formation Mobility Modifiers (FMMs) are designed to improve flow and enhance hydrocarbon production from shale reservoirs.

© 2016 Halliburton. All rights reserved.
14
HALLIBURTON

Unconventionals – Subsurface Insight

FracInsight℠ Service



Existing Geometric Perforations
New FracInsight Refrac Perforations
Frac Index
Production Index
Stress
Brittleness
PNL Lithology
KUTh Spectral Gamma Ray
Projected Lithology

Select perforation clusters and frac stage locations to maximize production and minimize cost

- Evaluates rock properties to identify optimal entry points
- Works with any horizontal openhole logs, horizontal cased-hole logs, or vertical openhole logs + LWD data
- Eliminated unnecessary treatments for Eagle Ford customer, reducing stimulation costs by 35%

DecisionSpace® Earth Modeling



Helping design more cost-effective wells by integrating geological data with well construction

- Full field 3-D visualization tools
- Accelerates seismic data analysis by up to 80%
- Saved 15 drilling days for deepwater NOC customer by optimizing well construction plan

© 2016 Halliburton. All rights reserved.
15
HALLIBURTON

REFRAC PADS Lower Cost Per Barrel Unconventionals – A Portfolio Approach CURRENT WELLS Production Time NEW WELLS Increasing Reserves Infill Pads Maximizing Recovery

Mature Fields – Impacting the Decline Curve Mature Fields is an underserved market Collaborate with our customers Grow through consulting-led mature field projects Deploy multilateral and infill drilling technologies Customer 1 Customer 2 Customer 3 Customer 4 Customer 5 Sector Average Customer 6 Customer 7 Customer 8 Customer 9 Customer 10 Decline Rate (per Annum) of Mature Fields (2013-2016)

Mature Fields – Consulting-Led Projects Malaysia – Bayan Redeveloping Bayan oil and gas field off East Malaysia Project includes seismic analysis, workover of existing wells, and new well drilling Ecuador – Igapo Multibillion-dollar opportunity over nine mature fields Contracted to provide consulting, drilling, and completions services Total project term is 15 years, with potential for a five-year extension Mexico – Humapa Contracted to manage asset block and to deliver services from asset planning to production operations Leveraging unconventional horizontal techniques and technology, as well as experience, in nearby Remolino project

4Q15 Revenue Breakdown Middle East/Asia Pacific Quarterly revenue declined by 5%, with a similar decline in operating income of 6%. Lower activity levels in Saudi Arabia and Iraq led the decline, partially offset by modestly higher sales in China and increased activity in Kuwait and Oman. Europe/Africa/CIS Fourth quarter revenue declined by 6% with a decrease in operating income of 18%. The decline for the quarter was primarily driven by a sharp reduction of activity in the North Sea, partially offset by higher activity in Angola and Algeria. North America North America revenue declined 13%, driven primarily by reduced activity throughout U.S Land. Operating margins improved by approximately 160 basis points, as a result of year-end completion tool sales in the Gulf of Mexico, aggressive cost reduction efforts, and minimal weather disruptions during the quarter. Latin America Revenue and operating income declined by 6% and 9%, respectively, driven by reduced activity throughout most of the region. Partially offsetting this decline was improved activity levels in Mexico.

* Excludes certain charges. See page 26 for reconciliation of adjusted return on average capital employed to return on average capital employed. † Return on Average Capital Employed is defined as net income attributable to company plus after tax interest expense divided by long-term debt plus shareholders' equity (average values from the beginning and end of the period) Financial Goals Total Revenue (Indexed) 1Q10 to 4Q15 Return on Average Capital Employed*† 2010 to 2015 Q1 2010 = 100

Q1 2010 = 100 North America Revenue (Indexed) 1Q10 to 4Q15 International Revenue (Indexed) 1Q10 to 4Q15 Global Revenue Q1 2010 = 100

Geographic Results

($millions)	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	2013	2014	2015
Revenue															
North America	$3,706	$3,802	$3,881	$3,823	$3,901	$4,344	$4,724	$4,729	$3,542	$2,671	$2,488	$2,155	$15,212	$17,698	$ 10,856
Latin America	945	944	1,002	1,018	859	897	1,045	1,074	949	767	739	694	3,909	3,875	3,149
Europe / Africa / CIS	1,187	1,299	1,340	1,399	1,299	1,381	1,464	1,346	1,097	1,095	1,021	962	5,225	5,490	4,175
Middle East / Asia	1,136	1,272	1,249	1,399	1,289	1,429	1,468	1,621	1,462	1,386	1,334	1,271	5,056	5,807	5,453
Total	$6,974	$7,317	$7,472	$7,639	$7,348	$8,051	$8,701	$8,770	$7,050	$5,919	$5,582	$5,082	$29,402	$32,870	$23,633

($millions)	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	2013	2014	2015
Operating Income/(Loss)															
North America	$ 605	$ 666	$ 657	$ 644	$ 602	$ 790	$ 906	$ 918	$ 279	$ 130	$ 8	$ 41	$ 2,572	$ 3,216	$ 458
Latin America	109	101	155	153	100	61	138	132	122	112	108	98	518	431	440
Europe / Africa / CIS	121	161	201	207	146	186	216	141	86	164	150	123	690	689	523
Middle East / Asia	187	219	200	259	211	264	262	337	281	307	298	281	865	1,074	1,167
Corporate and Other	(1,120)	(163)	(105)	(119)	(89)	(107)	112	(83)	(69)	(70)	(58)	(70)	(1,507)	(167)	(268)
Impairments and other charges	-	-	-	-	-	-	-	(129)	(1,208)	(306)	(381)	(282)	-	(129)	(2,177)
Baker Hughes acquisition-related costs	-	-	-	-	-	-	-	(17)	(39)	(83)	(82)	(105)	-	(17)	(308)
Total	$ (98)	$ 984	$1,108	$1,144	$ 970	$1,194	$1,634	$1,299	$ (548)	$ 254	$ 43	$ 86	$ 3,138	$ 5,097	$ (165)

© 2016 Halliburton. All rights reserved.
22

HALLIBURTON

Items Included in Geographic Results

($millions)	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	2013	2014	2015
Operating Income/(Loss)															
North America															
Restructuring charges	-	-	(34)	(7)	-	-	-	-	-	-	-	-	(41)	-	-
Latin America															
Restructuring charges	-	-	(4)	(4)	-	-	-	-	-	-	-	-	(8)	-	-
Europe / Africa / CIS															
Restructuring charges	-	-	(6)	(2)	-	-	-	-	-	-	-	-	(8)	-	-
Middle East / Asia															
Restructuring charges	-	-	(7)	(5)	-	-	-	-	-	-	-	-	(12)	-	-
Corporate and other:															
Macondo-related activity	(1,000)	-	-	-	-	-	195	-	-	-	-	-	(1,000)	195	-
Restructuring charges	-	-	(3)	(20)	-	-	-	-	-	-	-	-	(23)	-	-
Charitable contributions	-	(55)	-	-	-	-	-	-	-	-	-	-	(55)	-	-
Patent infringement case settlement	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Impairments and other charges:	-	-	-	-	-	-	-	(129)	(1,208)	(306)	(381)	(282)	-	(129)	(2,177)
Baker Hughes acquisition-related costs:	-	-	-	-	-	-	-	(17)	(39)	(83)	(82)	(105)	-	(17)	(308)
Total	$(1,000)	$(55)	$ (54)	$ (38)	$ -	$ -	$ 195	$ (146)	$(1,247)	$ (389)	$ (463)	$ (387)	$ (1,147)	$ 49	$ (2,485)

© 2016 Halliburton. All rights reserved.

23

HALLIBURTON

Segment Results

($millions)	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	2013	2014	2015
Revenue															
Completion and Production	$4,100	$4,363	$4,501	$4,542	$4,420	$4,942	$5,420	$5,471	$4,246	$3,444	$3,200	$2,831	$ 17,506	$ 20,253	$ 13,682
Drilling and Evaluation	2,874	2,954	2,971	3,097	2,928	3,109	3,281	3,299	2,804	2,475	2,382	2,251	11,896	12,617	9,951
Total	$6,974	$7,317	$7,472	$7,639	$7,348	$8,051	$8,701	$8,770	$7,050	$5,919	$5,582	$5,082	$ 29,402	$ 32,870	$ 23,633
Operating Income/(Loss)															
Completion and Production	$ 615	$ 732	$ 763	$ 765	$ 661	$ 887	$1,071	$1,051	$ 462	$ 313	$ 163	$ 144	$ 2,875	$ 3,670	$ 1,069
Drilling and Evaluation	407	415	450	498	398	414	451	477	306	400	401	399	1,770	1,740	1,519
Corporate and other	(1,120)	(163)	(105)	(119)	(89)	(107)	112	(83)	(69)	(70)	(58)	(70)	(1,507)	(167)	(268)
Impairments and other charges	-	-	-	-	-	-	-	(129)	(1,208)	(306)	(381)	(282)	-	(129)	(2,177)
Baker Hughes acquisition-related costs	-	-	-	-	-	-	-	(17)	(39)	(83)	(82)	(105)	-	(17)	(308)
Total	$ (98)	$ 984	$1,108	$1,144	$ 970	$1,194	$1,634	$1,299	$ (548)	$ 254	$ 43	$ 86	$ 3,138	$ 5,097	$ (165)
CAPEX	685	711	679	859	643	732	909	999	704	519	525	436	2,934	3,283	2,184
DDA	448	474	481	497	510	524	535	557	560	456	417	402	1,900	2,126	1,835

© 2016 Halliburton. All rights reserved.

24

HALLIBURTON

Items Included in Segment Results

($millions)	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	2013	2014	2015
Operating Income/(Loss)															
Completion and Production:															
Restructuring charges	-	-	(40)	(10)	-	-	-	-	-	-	-	-	(50)	-	-
Drilling and Evaluation:															
Restructuring charges	-	-	(11)	(8)	-	-	-	-	-	-	-	-	(19)	-	-
Corporate and other:															
Macondo-related activity	(1,000)	-	-	-	-	-	195	-	-	-	-	-	(1,000)	195	-
Restructuring charges	-	-	(3)	(20)	-	-	-	-	-	-	-	-	(23)	-	-
Charitable contributions	-	(55)	-	-	-	-	-	-	-	-	-	-	(55)	-	-
Impairments and other charges	-	-	-	-	-	-	-	(129)	(1,208)	(306)	(381)	(282)	-	(129)	(2,177)
Baker Hughes acquisition-related costs	-	-	-	-	-	-	-	(17)	(39)	(83)	(82)	(105)	-	(17)	(308)
Total	$(1,000)	$ (55)	$ (54)	$ (38)	$ -	$ -	$ 195	$ (146)	$(1,247)	$ (389)	$ (463)	$ (387)	$(1,147)	$ 49	$ (2,485)

© 2016 Halliburton. All rights reserved.

25

HALLIBURTON

Reconciliation of As Reported ROACE to Adjusted ROACE

($millions)	2010	2011	2012	2013	2014	2015
As reported net income attributable to company	$1,835	$2,839	$2,635	$2,125	$3,500	$(671)
Interest expense, after-tax	209	181	206	260	289	315
As reported operating profit, after-tax	2,044	3,020	2,841	2,385	3,789	(356)
Adjustments, after-tax	75	88	208	738	(15)	1,800
Adjusted operating profit, after-tax (a)	$2,119	$3,108	$3,049	$3,123	$3,774	$1,444
Average capital employed (b)	13,396	16,124	19,323	21,021	22,785	27,160
As reported ROACE (c)	15%	19%	15%	11%	17%	-1%
Adjusted ROACE (c)	16%	19%	16%	15%	17%	5%

(a) Management believes that operating income adjusted for certain charges is useful to investors to assess and understand operating performance, especially when comparing results with previous and subsequent periods or forecasting performance for future periods, primarily because management views the charges to be outside of the company's normal operating results. Management analyzes operating income without the impact of these charges as an indicator of performance, to identify underlying trends in the business, and to establish operational goals. See slides 23 and 25 for further details on these adjustments, pre-tax.

(b) Average capital employed is a statistical mean of the combined values of long-term debt and shareholders' equity for the beginning and end of the period.

(c) As reported return on average capital employed (ROACE) is calculated as: "As reported operating profit, after-tax" divided by "Average capital employed." Adjusted ROACE is calculated as: "Adjusted operating profit, after-tax" divided by "Average capital employed."

© 2016 Halliburton. All rights reserved.

26

HALLIBURTON

Recap Best-in-Class Unconventional Solutions Robust Deepwater Service Portfolio Comprehensive Mature Fields Capabilities Expanded Platform for Superior Growth, Margins & Returns

Quarter Update: Fourth Quarter 2015 NYSE Stock Symbol: HAL Common Dividend: $0.18 in Fourth Quarter 2015 Shares Outstanding: 858 Million as of 1/29/2016 www.halliburton.com Investor Relations Contacts: Kelly Youngblood, Vice President Scott Danby, Manager 281-871-2688 or investors@halliburton.com 28